Exhibit 99.1

Grab targets Group Adjusted EBITDA breakeven by H2 2024 as it accelerates path to profitability

•	Expects revenue to grow by 45%-55% in 2023 on a constant currency basis

•	Details ecosystem-focused strategy at first investor day as it drives to become Southeast Asia’s largest and most efficient on-demand platform for local commerce and mobility

Singapore, September 27, 2022 - Grab Holdings Limited (NASDAQ: GRAB) announced today at its first Investor Day that it is targeting to achieve breakeven on a Group Adjusted EBITDA1 basis by the second half of 2024, as it accelerates its path to profitability. For the second half of 2022, Group Adjusted EBITDA is expected to be $(380) million, a 27% improvement compared to the first half of 2022. With a focus on sustainable growth, Grab also announced that it expects Group revenues to grow strongly between 45% to 55% year-on-year in 2023 on a constant currency basis2. Grab also expects to reach breakeven for its Digibank operations by 2026.

Anthony Tan, Chief Executive Officer and Co-Founder, Grab shared, “We’ve been firing on all cylinders to improve our profitability trajectory and deliver growth in a sustainable manner and the new targets we’ve shared today reflect that. Ten years and ten billion journeys later, we still feel like we are barely scratching the surface in our mission to drive Southeast Asia forward. We believe there is a huge runway of growth ahead of us in serving this region and we are well positioned with our resources to capitalize on the vast opportunities. We plan to leverage the power of the superapp ecosystem as a competitive moat to strengthen our leadership in the region, even as we continue to optimize our costs. We will drive towards becoming Southeast Asia’s largest and most efficient on-demand platform that enables local commerce and mobility.”

Alex Hungate, Chief Operating Officer, Grab added, “We are driving growth through strategic initiatives like GrabUnlimited, GrabForBusiness, groceries, local partnerships, and advertising. At the same time, we are rolling out proprietary technology to enhance the efficiency of the platform for our merchants and driver partners. Finally, we plan to focus our fintech services on our ecosystem where we can serve customers uniquely well and create a platform for the launch of our digibanks.”

[1]

Adjusted EBITDA is a non-IFRS financial measure. See “Unaudited Financial Information and Non-IFRS Financial Measures” at the end of this press release for its definition and reconciliations to the most directly comparable IFRS measure.

[2]	We apply constant currency to forecasts using 2022 monthly exchange rates for our transacted currencies other than the U.S. dollar.

Executives today detailed a strategic roadmap that includes:

Improving on-demand efficiency across core verticals

Segment Adjusted EBITDA margins3 for Mobility have recovered back to their expected steady state of 12% as of the second quarter of 2022, and Grab is accelerating deliveries towards Segment Adjusted EBITDA4 breakeven by the second quarter of 2023 and steady state margins of 3% and above.

Driver-partner levels are today at approximately 77% of pre-pandemic levels5. In the near term, Grab is focused on rebuilding supply to meet the recovery in mobility demand, at the same time scaling tech and product innovations to maximize the productivity of every second of available driver time through more efficient batching, supply positioning, and reducing waiting time. Just-in-Time Allocation is a new initiative rolled out in 2022 to improve the accuracy of estimates on food preparation time, and allocates orders to drivers to ensure they arrive closer to or only after the food is ready for collection. In July 2022 alone, this eliminated approximately 12 million minutes of driver-partner wait time from our network compared to February 2022, when we started this initiative, freeing up driver capacity to fulfill more orders and increasing their earnings potential.

Grab plans to continue to build tech-driven efficiency that allows driver-partners to make shorter stops, deliver larger batches, and increase overall productivity. As of August 2022, Grab has seen 19% higher batch rates, as well as an 11% increase in trips per transit hour6.

Expanding GrabUnlimited as a strategic growth lever

Bringing together the best of the various services Grab has to offer, Grab has expanded its pilot monthly subscription program, GrabUnlimited, to five countries - Indonesia, Malaysia, Singapore, Thailand and the Philippines7. For a flat monthly fee, users enjoy benefits and deals across various services on the Grab superapp, including mobility, food and parcel deliveries.

Grab sees this unique, ecosystem-wide program as a key growth lever and competitive advantage over monoline providers.

[3]	Segment Adjusted EBITDA margin is a non-IFRS financial measure. See “Unaudited Financial Information and Non-IFRS Financial Measures” at the end of this press release for its definition.
[4]

Segment Adjusted EBITDA is a non-IFRS financial measure. See “Unaudited Financial Information and Non-IFRS Financial Measures” at the end of this press release for its definition and reconciliations to the most directly comparable IFRS measure.

[5]	Active driver-partners in Q2 2022 compared to Q4 2019.
[6]	Compared to Q4 2021.
[7]	Metro Manila only.

Its early adoption has shown greater user engagement and retention, larger basket sizes and increased order frequency. Average GrabFood GMV8 from GrabUnlimited subscribers is 2.4 times higher than from non-subscribers, with subscribers also transacting 2 times more on average compared to non-subscribers9. Grab’s plans for GrabUnlimited are to further strengthen the value proposition of the Grab platform by integrating more services into the benefits, and to tap on Grab’s vast network of brand partners to offer specially curated experiences.

Advancing Grab’s supermarket strategy through new strategic partnership with Trans Retail, one of Indonesia’s largest grocery retailers

Grab aims to leverage partnerships to drive growth for grocery and mart deliveries in a cost-sustainable manner, as a key growth initiative to support its goal to build the largest and most efficient on-demand platform for mobility and deliveries.

Following its acquisition of a majority economic interest in Jaya Grocer in Malaysia, Grab has entered a strategic partnership and investment into PT Trans Retail (Trans Retail), part of a leading consumer conglomerate group CT Corp and one of Indonesia’s largest hypermarket chains. The strategic partnership aims to accelerate the expansion of on-demand grocery delivery while creating better grocery shopping experiences for consumers in Indonesia.

Trans Retail operates a network of over 110 hypermarkets and supermarkets, under the popular brand Transmart, across 28 Indonesian cities. The strategic partnership is expected to see deeper integration between both companies, where Trans Retail will integrate all of Grab’s core services into its grocery stores, while Grab will leverage Trans Retail’s hypermarket infrastructure to scale on-demand grocery delivery at lower costs.

For example, Grab is closing its existing dark stores and moving operations to Trans Retail’s facilities, leveraging its vast retail footprint, warehousing capabilities, and purchasing power to enhance its current groceries and everyday essentials on demand offering. This is also expected to reduce Grab’s operating costs.

Nascent opportunities in enterprise to boost top and bottom-line

Grab is now 100% self-sufficient with GrabMaps, with Grab services in all eight countries now fully powered by Grab’s own map tech and location-based intelligence. Grab estimates this move to avoid tens of millions of dollars in potential third-party mapping fees every year.

About Grab

Grab is Southeast Asia’s leading superapp based on GMV in 2021 in each of food deliveries, mobility and the e-wallets segment of financial services, according to Euromonitor. Grab operates across the deliveries, mobility and digital financial services sectors in over 480 cities in eight countries in the Southeast Asia region – Cambodia, Indonesia, Malaysia, Myanmar, the Philippines, Singapore, Thailand and Vietnam. Grab enables millions of people each day to access its driver- and merchant-partners to order food or groceries, send packages, hail a ride or taxi, pay for online purchases or access services such as lending, insurance, wealth management and telemedicine, all through a single “everyday everything” app. Grab was founded in 2012 with the mission to drive Southeast Asia forward by creating economic empowerment for everyone, and since then, the Grab app has been downloaded onto millions of mobile devices. Grab strives to serve a triple bottom line: to simultaneously deliver financial performance for its shareholders and have a positive social and environmental impact in Southeast Asia.

[8]

GMV means gross merchandise value, an operating metric representing the sum of the total dollar value of transactions from Grab’s services, including any applicable taxes, tips, tolls and fees, over the period of measurement.

[9]	Comparison was made for the month of June 2022, and excludes the Philippines.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this document, including but not limited to, statements about Grab’s goals, targets, projections, outlooks, roadmaps, estimations, steady-state information, beliefs and expectations, business strategy and plans, objectives of management for future operations of Grab, market sizes, and growth opportunities. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Grab, which involve inherent risks and uncertainties, and therefore should not be relied upon as being necessarily indicative of future results. A number of factors, including macro-economic, industry, business, regulatory and other risks, could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: Grab’s ability to grow at the desired rate or scale and its ability to manage its growth; its ability to further develop its business, including new products and services; its ability to attract and retain partners and consumers; its ability to compete effectively in the intensely competitive and constantly changing market; its ability to continue to raise sufficient capital; its ability to reduce net losses and the use of partner and consumer incentives, and to achieve profitability; potential impact of the complex legal and regulatory environment on its business; its ability to protect and maintain its brand and reputation; general economic conditions, in particular as a result of COVID-19 and currency exchange fluctuations; expected growth of markets in which Grab operates or may operate; and its ability to defend any legal or governmental proceedings instituted against it. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described in the “Risk Factors” section of Grab’s registration statement on Form F-1 and the prospectus therein, and other documents filed by Grab from time to time with the U.S. Securities and Exchange Commission (the “SEC”).

Forward-looking statements speak only as of the date they are made. Grab does not undertake any obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required under applicable law.

Unaudited Financial Information and Non-IFRS Financial Measures

Grab’s unaudited selected financial data for the three months ended June 30, 2022 and 2021 and other interim periods included in this document is based on financial data derived from the Grab’s management accounts that have not been reviewed or audited.

This document also includes references to non-IFRS financial measures, which include: Adjusted EBITDA, Segment Adjusted EBITDA and Segment Adjusted EBITDA margin. However, the presentation of these non-IFRS financial measures is not intended to be considered in isolation from, or as an alternative to, financial measures determined in accordance with IFRS. In addition, these non-IFRS financial measures may differ from non-IFRS financial measures with comparable names used by other companies.

Grab uses these non-IFRS financial measures for financial and operational decision-making and as a means to evaluate period-to-period comparisons, and Grab’s management believes that these non-IFRS financial measures provide meaningful supplemental information regarding its performance by excluding certain items that may not be indicative of its recurring core business operating results. For example, Grab’s management uses: Segment Adjusted EBITDA as a useful indicator of the economics of Grab’s business segments, as it does not include regional corporate costs. With regard to forward-looking non-IFRS guidance and targets provided in this document, Grab is unable to provide a reconciliation of these forward-looking non-IFRS measures to the most directly comparable IFRS measures without unreasonable efforts because the information needed to reconcile these measures is dependent on future events, many of which Grab is unable to control or predict.

There are a number of limitations related to the use of non-IFRS financial measures. In light of these limitations, we provide specific information regarding the IFRS amounts excluded from these non-IFRS financial measures and evaluate these non-IFRS financial measures together with their relevant financial measures in accordance with IFRS.

This document contains forward-looking statements regarding Grab’s estimation or expectation of its future revenue on a constant currency basis. The expected constant currency growth rate information provides a framework for assessing how Grab estimates or expects its revenue will perform excluding the effect of foreign currency rate fluctuations.

Explanation of non-IFRS financial measures:

•

Adjusted EBITDA is a non-IFRS financial measure calculated as net loss adjusted to exclude: (i) interest income (expenses), (ii) other income (expenses), (iii) income tax expenses (credit), (iv) depreciation and amortization, (v) share-based compensation expenses, (vi) costs related to mergers and acquisitions, (vii) unrealized foreign exchange gain (loss), (viii) impairment losses on goodwill and non-financial assets, (ix) fair value changes on investments, (x) restructuring costs, (xi) legal, tax and regulatory settlement provisions and (xii) share listing and associated expenses.

•	Segment Adjusted EBITDA is a non-IFRS financial measure, representing the Adjusted EBITDA of each of our four business segments, excluding, in each case, regional corporate costs.

•	Segment Adjusted EBITDA margin is a non-IFRS financial measure calculated as Segment Adjusted EBITDA divided by Gross Merchandise Value.

	Q2 2022	Q2 2021	1H 2022	1H 2021
($ in millions, unless otherwise stated)	$	$	$	$
Loss for the period	(572)	(801)	(1,007)	(1,467)
Net interest expenses	18	444	45	864
Other income	(1)	(6)	(3)	(11)
Income tax expenses	2	2	3	3
Depreciation and amortization	38	86	72	170
Share-based compensation expenses	111	106	231	140
Unrealized foreign exchange gain	(4)	(4)	(4)	(4)
Impairment losses on goodwill and non-financial assets	*	3	3	2
Fair value change on investments	173	(60)	133	(47)
Restructuring costs	1	*	1	*
Legal, tax and regulatory settlement provisions	1	16	6	25

Adjusted EBITDA	(233)	(214)	(520)	(325)
Regional corporate costs	214	200	426	346

Total Segment Adjusted EBITDA	(19)	(14)	(94)	21

Segment Adjusted EBITDA
Deliveries	(34)	(20)	(90)	(24)
Mobility	125	90	207	205
Financial services	(115)	(85)	(217)	(163)
Enterprise and new initiatives	5	1	6	3

Total Segment Adjusted EBITDA	(19)	(14)	(94)	21

* Amount less than $1 million

For inquiries regarding Grab, please contact:

Media

Grab: press@grab.com

FGS Global: Grab@fgsglobal.com

Investors

Grab: investor.relations@grab.com

Source: Grab Holdings Limited